James,

Responses are set out numerically as in the response letter from the SEC dated April 16, 2010.

1.	Wording amended as follows

“have concluded that the Company’s disclosure controls and procedures were operating effectively under Canadian standards. However, after undertaking the evaluation required by Rule 13a-15 of the Exchange Act, the Chief Executive and Chief Financial have concluded that its disclosure controls and procedures were not operating effectively under United States standards. This is due to the Company’s failure, on a timely basis, to file numerous Form 6-Ks with the SEC. The Company has recently designated a person who will be responsible for ensuring that in the future all Form 6-Ks will be filed with the SEC on a timely basis.”

2.	The audit report for 2006 from the previous auditor will be included in the 20F

3.	FS Note 14 wording and chart amended as follows:

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s reportable segments are based upon the geographic region for the company’s operations or tradable financial instruments, and include Canada, Mexico and Niger.

The Company’s principal operations are the acquisition, exploration and development of mineral properties. As at December 31, 2009, cash and short term investments of $5,340,190 (December 31, 2008 - $7,455,957) were held in Canadian chartered banks, $20,508 (December 31, 2008 - $26,374) held in Mexico and $nil (December 31, 2008 - $4,895) is held in Niger. Total assets and income allocation are as follows:

December 31, 2009	Canada	Mexico	Niger	Total

Current assets	7,292,082	20,508		7,312,590
Equipment	19,497			19,497
Other assets	2,183,579		20,742,448	22,926,027

	9,495,158	20,508	20,742,448	30,258,114

Allocation of net loss for the year ended	(2,212,647)	(214,342)	(2,360,894)	(4,787,883)

December 31, 2008	Canada	Mexico	Niger	Total

Current assets	10,472,027	26,374	4,895	10,503,296
Investment in exploration properties and
deferred exploration expenditures	1,873,170	2,118,897		3,992,067
Equipment	482,811			482,811
Other assets	34,154		3,107,920	3,142,074

	12,862,162	2,145,271	3,112,815	18,120,248

Allocation of net loss for the year ended	(1,980,981)	(330,406)	(479,424)	(2,790,811)

4. Will be done upon completion